UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55722

HELIX TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

5300 DTC Parkway, Suite 300, Greenwood Village, CO 80111

(215) 309-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:   1

Effective March 2, 2021, pursuant to the Agreement and Plan of Merger, dated as of October 16, 2020, as amended by Amendment to Agreement and Plan of Merger, dated as of December 30, 2020, as further amended by Amendment No. 2 to Agreement and Plan of Merger, dated February 9, 2021, by and among the Registrant, Forian Inc. (“Forian”) and DNA Merger Sub, Inc. (“Merger Sub”), Merger Sub merged with and into the Registrant, with Registrant being the surviving corporation as a wholly-owned subsidiary of Forian.

Pursuant to the requirements of the Securities Exchange Act of 1934, Helix Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 2, 2021	Helix Technologies, Inc.,

	By:	/s/ Scott Ogur
Scott Ogur
Chief Financial Officer